January 27, 2014

David R. Humphrey

Accounting Branch Chief

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-3561

Mail Stop 3561

Re:	Brookfield Infrastructure Partners L.P.

Form 20-F for the Fiscal Year Ended December 31, 2012

Filed April 30, 2013

File No. 001-33632

Dear Mr. Humphrey:

We are responding to your comment letter dated December 26, 2013, to Bahir Manios, Chief Financial Officer of Brookfield Infrastructure Partners L.P. (the “Partnership”). The Staff’s letter set forth specific comments (the “Comments”) regarding the Partnership’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (the “Form 20-F”).

For purposes of facilitating the Staff’s review of our responses to the Comments, the original comments are included at the beginning of each response in bold typeface.

As noted below in our response, we have supplied the requested clarification or agreed to change or supplement the disclosures in our future filings, as the case may be. Our agreement to change or supplement the disclosures in our filings is undertaken to cooperate fully with the Staff and to enhance the overall disclosure in our filings, and not because we believe our prior filings are materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.

Item 5. Operating and Financial Review and Prospects, page 67

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 67

Review of Consolidated Financial Results, page 68

1.	Please clarify your disclosure with respect to the fair value adjustments of $200 million in 2012. Specifically, above the table on page 69, you state that fair value adjustments relate to revaluation gains that were recorded at your timberland operations as a result of increases in annual appraisals due to a stronger outlook for log prices. However, below the same table, you state that $200 million of the increase in partnership capital for 2012 was attributable to valuation gains resulting from your annual revaluation process, primarily relating to your Australian railroad operation and your electricity transmission operations. Please revise, as necessary, to clarify this apparent inconsistency.

DAVID R. HUMPHREY

JANUARY 27, 2014

The Partnership advises the Staff that the fair value adjustment of $200 million recorded in 2012 and the $200 million increase in partnership capital attributable to valuation gains resulting from our revaluation process are two separate and discrete items which coincidentally amounted to the same numerical value and are unrelated.

With respect to the fair value adjustment of $200 million recorded at the Partnership’s timberland operations for the year ended December 31, 2012, such valuation gains were recorded within the Partnership’s consolidated statement of operating results.

With respect to the increase in partnership capital, $200 million of such increase was attributable to the revaluation of the Partnership’s property, plant and equipment through other comprehensive income (revaluation surplus), the most significant drivers of which related to gains on its Australian railroad and South American electricity transmission operations.

In future filings, the Partnership will provide clarity as necessary to such statements to avoid confusion.

Capital Resources and Liquidity, page 84

Table of Contractual Obligations, page 92

2.	Please reconcile the amounts presented in this table to those presented on your balance sheet. Specifically, it is unclear how the interest-bearing liabilities of $8,082 million, as presented in the table on page 92, correlate to the corporate and non-recourse borrowings presented on the face of your balance sheet. Please revise or advise.

The Partnership acknowledges that the interest-bearing liabilities on the table of contractual obligations do not match the corporate and non-recourse borrowings on the face of the balance sheet. This is due to the fact that corporate and non-recourse borrowings are presented on the Partnership’s balance sheet net of unamortized transaction costs and unamortized discounts on assumed borrowings. The table below sets forth a reconciliation of the interest-bearing liabilities from the table of contractual obligations on page 92 of the Form 20-F to the corporate and non-recourse borrowings presented on the balance sheet. In future filings, the Partnership will include a similar footnote to its table of contractual obligations that identifies and quantifies these reconciling items.

US$ MILLIONS, UNAUDITED
Non-recourse borrowings	$6,993
Corporate borrowings	946

Subsidiary and corporate borrowings (per balance sheet)	$7,939
Add: Unamortized discount on assumed borrowings(1)	106
Unamortized transaction costs(2)	37

Interest-bearing liabilities	$8,082

(1)	On the acquisition of a subsidiary, liabilities assumed are measured at their acquisition-date fair values in accordance with paragraph 18 of IFRS 3(2008) – Business Combinations.
(2)	Costs incurred directly attributable to the issue of borrowings.

DAVID R. HUMPHREY

JANUARY 27, 2014

3.	As a related matter, please revise your table of contractual obligations to include expected interest payments as these represent contractual obligations. Such disclosure may be added to the table or presented in a footnote to the table. In addition, please include a discussion of how you determined and/or estimated your expected interest payments.

The Partnership acknowledges the Staff’s comment and has set forth below a revised table that the Partnership will provide in future filings.

The table below outlines the Partnership’s contractual obligations as at December 31, 2012:

	Payments due by period
US$ MILLIONS, UNAUDITED	Total	Less than 1 year	1-2 years	2-5 years	5+ years
Accounts payable and other liabilities	$734	$558	$101	—	75
Interest bearing liabilities(1)	10,704	973	3,179	2,094	4,458
Finance lease liabilities	48	7	9	6	26
Other long-term liabilities	235	—	235	—	—

	$11,721	$1,538	$3,524	$2,100	$4,559

(1)	Comprised of non-recourse borrowings and corporate borrowings and includes interest payments of $338 million, $287 million, $670 million, and $1,327 million for the periods as follows: less than 1 year, 1-2 years, 2-5 years and 5 years and thereafter, respectively. Interest payments are calculated based on interest rates in effect as at the balance sheet date.

Consolidated Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-9

4.	Please tell us why you have presented (i) acquisition of subsidiaries net of disposals, (ii) long lived assets net of disposals, and (iii) corporate and subsidiary borrowings net of repayments, as opposed to presenting each on a gross basis. Refer to the guidance in paragraphs 21-24 of IAS 7.

The Partnership acknowledges the Staff’s Comment and advises the Staff that management of the Partnership considered the overall objectives of IAS 7 including guidance contained within paragraphs 21-24 of IAS 7 in assessing the presentation of these cash flows on a net basis. The Partnership believes presenting these cash flows on a net basis provides users of the Partnership’s consolidated financial statements with more useful information as to how the Partnership generates and expends cash in the course of its business activities. In addition, the Partnership believes this presentation more accurately reflects how the Partnership itself views these cash flows from a managerial perspective.

DAVID R. HUMPHREY

JANUARY 27, 2014

The Partnership has set forth below further detail on its rationale for presenting certain cash flows on a net basis:

(i)	Acquisition of subsidiaries net of disposals; and

(ii)	Long lived assets net of disposals

The Partnership advises the Staff that, while cash flows associated with purchases and dispositions of long lived assets are presented on a net basis, the actual amounts associated with disposals for all periods presented in our consolidated statements of cash flows were nominal.

The Partnership deploys a strategy of disposing non-core assets and reinvesting capital into higher yielding assets when the opportunity to do so arises. Given that the Partnership regularly disposes of investments and thereby recycles the cash flows from such dispositions, including into new investments, presenting these cash flows on a net basis is a more faithful representation of a critical component of the investment strategy employed by the Partnership, as it better enables the users of the Partnership’s consolidated financial statements to understand how the Partnership generates and subsequently expends these proceeds on acquisitions of investments.

(iii)	Corporate and subsidiary borrowings net of repayments

Management of the Partnership presents cash flows pertaining to corporate borrowings in a manner that is reflective of the use of our corporate credit facility. In accordance with IAS 7.22(b), “cash flows arising from…financing activities may be reported on a net basis…for items in which the turnover is quick, the amounts are large and the maturities are short.” The Partnership’s corporate credit facility is utilized to bridge finance acquisitions and for working capital purposes, and therefore, the associated cash flows have “quick” draw-down and repayment cycles: as such, the corporate credit facility is utilized in a manner which replicates a credit facility with a shorter contractual maturity, even though it does not have a “short” contractual maturity (generally viewed to be three months or less). When making this assessment, we did not view presenting several periodic drawdowns in the aggregate, together with presenting a number of periodic repayments in the aggregate, as information that is “…useful in providing users of financial statements with a basis to assess the ability of the entity to generate cash and cash equivalents and the needs of the entity to utilize those cash flows” as expressed within the “Objective” statement contained within IAS 7.

The subsidiary borrowings and repayments of the Partnership were presented on a net basis as these cash flows relate primarily to the refinancing of long-term debt. In accordance with IAS 7.11, “an entity presents its cash flows from…financing activities in a manner which is most appropriate to its business.” The associated cash flows have a quick turnover and are generally larger amounts. Cash flows from these activities are monitored by management on a net basis to assess free cash flow generated by, or required from, the Partnership. Given how the Partnership manages the financing activities of its subsidiaries, management has concluded that presenting these cash flows on a net basis is more appropriate for the Partnership as it better enables the users of the Partnership’s consolidated financial statements to understand how the Partnership generates and uses cash from these activities and thereby presents changes in net assets more clearly.

DAVID R. HUMPHREY

JANUARY 27, 2014

Notwithstanding the above, the Partnership acknowledges the Staff’s Comment and in future filings will revise its consolidated statements of cash flows to present on a gross basis (i) acquisitions and dispositions of subsidiaries (ii) long lived assets; and (iii) drawdowns and repayments of borrowings.

The following is an example of the Partnership’s intended presentation of its consolidated statement of cash flows for inclusion in its future filings:

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
US$ MILLIONS	2012	2011	2010
Investing Activities
Acquisition of subsidiaries, net of cash acquired	$(726)	$(12)	$(53)
Disposal of subsidiaries, net of cash disposed of	85	5	195
Purchase of long lived assets	(656)	(507)	(38)
Disposal of long lived assets	15	1	1

Financing Activities Proceeds from corporate borrowings	$2,367	$704	$18
Repayment of corporate borrowings	(1,821)	(722)	—
Proceeds from subsidiary borrowings	1,181	612	—
Repayment of subsidiary borrowings	(999)	(477)	(9)

Note 11 – Property, Plant, and Equipment, page F-47

5.	We note from your disclosure here and on page F-48 that many of the assumptions used in determining fair value fluctuate significantly from year to year. For each of your reporting segments, please provide justification for each key valuation assumption used in the determination in fair value. For example, we note you carried out a review of the fair value of the property, plant and equipment in your Utility segment and, as a result of this review, you decreased the weighted average discount rate from 12% to 10% and you increased the weighted average terminal valuation date to approximately 13 years from 10 years, which resulted in a gain from revaluation of $168 million in 2012.

The Partnership acknowledges the Staff’s comment and has set forth below an overview of the process it undertakes in determining the fair value of its property, plant and equipment, which is critical in understanding year-over-year movements in our valuation assumptions for each of the Partnership’s reporting segments.

Given the diversification of its operations, both geographically and by segment, the Partnership utilizes a “bottom up” approach, whereby the fair value of property, plant and equipment is assessed first at each of the operating assets and then aggregated by the Partnership. As a result, there may be changes year-over-year to certain key valuation assumptions that are driven by the weighting of our operations across geographies and

DAVID R. HUMPHREY

JANUARY 27, 2014

segments based on, for example, acquisitions or dispositions completed during any specific year. For instance, in our utilities platform, we significantly increased the size of the UK regulated distribution operation as a result of the acquisition of Inexus in November 2012, which decreased the weighted average discount rate of our utilities platform given the low interest rate and low growth environment within the UK.

In addition, terminal valuation dates are another key valuation assumption and are determined in a manner that, in management’s judgment, best aligns with the specific circumstances of each operating asset (i.e., market participant assumptions). The specific circumstances of an operating asset may drive year-over-year changes to the weighted average terminal value date due to the weighting of certain operations from acquisitions or dispositions during the year. For example, the acquisition of the district energy business within the energy segment in October of 2012 increased the weighted average terminal value date of the energy segment due to the long-term contract revenues that support this business.

The Partnership has set forth below the key drivers in the gain from revaluations as well as changes in key valuation assumptions by platform.

Utilities

For the year ended December 31, 2012, the Partnership recognized a gain from the revaluation of property, plant and equipment of $168 million relating to its utilities segment. The increase in value was primarily attributable to the partnership’s UK regulated distribution operation, which benefitted from:

•	an increase in new connection activity during the year (margin earned on these connections increased the value of the business); and

•	a decrease in discount rates from the prior year supported by market evidence (primarily the sale of 20% of the combined UK regulated distribution business to an independent third-party during the year as described in Note 17 to the Partnership’s consolidated financial statements contained within Form 20-F).

The segment’s weighted average discount rate declined from 12% as at December 31, 2011 to 10% as at December 31, 2012, primarily as a result of the aforementioned decrease in the discount rate at our UK regulated distribution operation.

The weighted average terminal valuation date increased from 10 to 13 years primarily due to new investment activity in the year (primarily, the acquisition of UK and Colombian regulated distribution operations), which skewed the weightings for the segment higher, reflecting the contracted cash flow profile for these businesses.

Transport

For the year ended December 31, 2012, the Partnership recognized a gain from revaluation of property, plant and equipment of $359 million relating to its transport segment. The increase in value was driven primarily by its Australian railroad operation which benefitted from the completion of its $600 million expansion program that contributed incremental annual revenues in excess of $150 million.

The discount rate used reflects management’s estimate of the risk-adjusted rate of return that a market participant would demand if transacting in these assets. Both the weighted average discount rate and

DAVID R. HUMPHREY

JANUARY 27, 2014

weighted average terminal valuation date of 11% and 10 years, respectively, at December 31, 2012, remained unchanged from December 31, 20111, as there were no significant acquisitions or disposals during the year.

Energy

For the year ended December 31, 2012, the Partnership recognized a gain from revaluation of property, plant and equipment of $45 million relating to its energy segment. The increase in value was driven primarily by the UK energy distribution operation which benefitted from a number of operational efficiency programs, resulting in an increase in cash flows.

The decrease in the weighted average discount rate from 12% as at December 31, 2011 to 11% in 2012 resulted primarily from the acquisition of our district energy business, which given its contracted revenue profile (90% of revenue under long-term contracts), decreased the weighted average discount rate for the segment.

Similarly, the weighted average terminal valuation date increased from 10 to 16 years due primarily to the acquisition of our district energy operation during the year, in respect of which we applied a later terminal valuation date, reflecting the asset’s long-term contracted revenues that support the cash flows used to value the asset.

Timber

For the year ended December 31, 2012, the Partnership recognized a gain from revaluation of property, plant and equipment of $95 million relating to its timber segment. The increase in value resulted from a decrease in weighted average discount rates, from 7% as at December 31, 2011 to 6% as at December 31, 2012, based on comparable transactions observed in the market, in addition to a recovery in timber prices due in general to the recovery of the housing market in the United States.

The weighted average terminal valuation date of 90 years remained unchanged from December 31, 2011, and reflects the periods that, in management’s view, a market participant would use in assessing the value of these particular assets, which are correlated to the growth cycles of the underlying assets.

Adoption of IFRS 13, Fair Value Measurement

The Partnership advises the Staff that on January 1, 2013 the Partnership adopted IFRS 13, Fair Value Measurement. Accordingly, the Partnership’s future filings will include an enhanced level of disclosure regarding the key valuation inputs and valuation techniques for our property, plant and equipment. The Partnership is in the process of determining the exact nature and extent of these disclosures.

1	A discount rate of 8% was disclosed incorrectly as a result of a typographical error in 2011. Consistent with our internal policy, management conducted a review of the error and applicable controls to determine how the error occurred and what, if any changes are necessary to prevent similar errors in future filings.

DAVID R. HUMPHREY

JANUARY 27, 2014

6.	As a related matter, please note that, to the extent financial statements are included in a registration statement, either directly or incorporated by reference, if an independent appraisal is relied upon for a determination of fair value, you must name the appraiser and include a consent from such appraiser. In this regard, we note your statement on page F-48 that, with respect to the property, plant and equipment in your Timber segment, fair value was determined based on an independent appraisal. We also note that your financial statements are incorporated by reference into your Registration Statement No. 333-167860 on Form S-3. Please refer to the guidance in Item 601(23) of Regulation S-K.

The Partnership acknowledges the Staff’s comment and advises the Staff that external valuations are generally prepared annually on behalf of lenders in connection with financing transactions or pursuant to contracts with co-investors. These valuations are taken into consideration by management but do not form the basis for the Partnership’s reported values. Management of the Partnership determines the reported values.

In future filings, we will revise the disclosure to state that certain of the Partnership’s assets recorded at fair value were estimated and determined by management of the Partnership with due consideration given to other relevant data points.

As requested, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

If there are additional comments or questions, please do not hesitate to contact the undersigned at (416) 956-5180.

Very truly yours,

Bahir Manios

Chief Financial Officer

Brookfield Infrastructure Group L.P.

cc:	Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Group L.P.

Mile Kurta, Torys LLP